File no. 0-16353

P.E.
5-31-02

[redacted]

02041666

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002.

GOLDEN NUGGET EXPLORATION INC. (Former Name)
(Translation of registrant's name into English) Present name: Lucky 1 Enterprises Inc.,

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC. Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

LUCKY 1 ENTERPRISES INC.,
(Formerly known as Golden Nugget Exploration Inc.)

P.O. Box 10147
1460- 701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
Tel: (604) 681-1519
Fax: (604) 681-9428

June 7, 2002

BY XPRESSPOST

U.S. Securities & Exchange Commission
Office of Document Control
Mail Stop (1-2)
450 - 5th Street N.W.
Washington, DC
USA 20549

FILE NO. 0-16353

Attention: File Desk

Dear Sir/Madam:

Re: Lucky 1 Enterprises Inc., (the "Company")
Formerly known as Golden Nugget Exploration Inc.,
Your File No. 0-16353

Please find enclosed, for your information and files, 1 originally signed and 7 copies of the Company's Form 6-K for the month of February 2002. Each Form 6-K contains a News Release dated May 10 ,May 17 ,2002 and copy of name change from BC Registrar.

Yours sincerely,

LUCKY 1 ENTERPRISES INC.,

Isabel A. Kalpakian
Secretary

Enc.

c:compliance.sec.doc

LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

P.O. Box 10147
1460 – 701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
Tel: (604) 681-1519
Fax: (604) 681-9428

NEWS RELEASE

Symbol: GNGTF.OTC Bulletin Board

May 10, 2002

At the Company's Annual General Meeting of its Members, which was held on April 29, 2002, the Company is pleased to announce that all the resolutions that were proposed have received shareholders approval. The Special Resolutions to consolidate the Company's authorized share capital on the basis of 5 (old) common shares for 1 (new) common share without par value was approved by 98.19% of the Company's shareholders that were present in person or represented by proxy, and, to change the name of the Company to "Lucky 1 Enterprises Inc." was approved by 98.37% of the Company's shareholders that were present in person or represented by proxy. Furthermore, there were no other business brought before the meeting.

As of May 2, 2002, Golden Nugget Exploration Inc. has changed its name to Lucky 1 Enterprises Inc., its share capital has been consolidated on the basis of 5 (old) common shares for 1 (new) common share and its authorized share capital has subsequently been increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. will be delisted, and the common shares of Lucky 1 Enterprises Inc. will commence trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.

On behalf of the Board of
Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian, President

C:GNRmay10.doc

LUCKY 1 ENTERPRISES INC.

(formerly Golden Nugget Exploration Inc.)

P.O. Box 10147
1460 – 701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
Tel: (604) 681-1519
Fax: (604) 681-9428

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

May 17, 2002

LUCKY 1 ENTERPRISES INC. (the "Company") is pleased to announce a non-brokered Private Placement Financing with certain Company Directors and individuals for up to 5,000,000 Units of the Company's securities at the price of Canadian $0.05 per Unit, for total proceeds of Canadian $250,000. Each Unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. There will be no finder's fee payable in respect to this Private Placement Financing. The proceeds of the Private Placement Financing will be used for general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.

On behalf of the Board of
Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian, President

C:GNRmay17.doc

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN NUGGET EXPLORATION INC.
(Registrant)

Date June 7, 2002

By ____________________
(Signature)*

*Print the name and title of the signing officer under his signature.

NUMBER: 281920

BRITISH COLUMBIA

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

***I Hereby Certify** that*

GOLDEN NUGGET EXPLORATION INC.

has this day changed its name to

LUCKY 1 ENTERPRISES INC.

***Issued** under my hand at Victoria, British Columbia*
on May 02, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA